Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Tall Idea Labs, Inc.
440 N Wolfe Rd
Sunnyvale, CA 94085
www.commerce.ai

Up to $1,070,000.00 in Common Stock at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Tall Idea Labs, Inc.
Address: 440 N Wolfe Rd, Sunnyvale, CA 94085
State of Incorporation: DE
Date Incorporated: October 03, 2014

Terms:

Equity

Offering Minimum: $10,000.00 | 5,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 535,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $300.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Time-Based Perks:

Super Early Bird

Invest within the first 48 hours and receive 10% bonus shares

Early Bird

Invest within the first 7 days and receive 5% bonus shares

<u>Amount Based Perks*:</u>

Investor Merch ($600+)

Invest $600+ and we'll send you with a Commerce.AI sweatshirt only available to our StartEngine investor community

Viewing Access ($1800+)

Invest $1,800+ and get access to the company's quarterly overview and quarterly investor video conference plus get the Investor Merch reward

Group Access ($5,400+)

Invest $5,400+ and get access to an intimate call between a limited number of investors and our founding team plus get the Viewing Access reward

will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

*All perks occur when the offering is completed.

<u>The 10% Bonus for StartEngine Shareholders</u>

Tall Idea Labs, Inc. (DBA Commerce.AI) will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common at $2/share, you will receive 110 common stock shares, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Commerce.AI is a SaaS (Software as a service) product that can be used by brands, retailers and investment analysts.

The key innovation is our technology to understand unstructrued(non-numerical) data associated with individual products. Our platform gathers unstructured data, product feedback, images posted by users, consumer videos, etc, in order to augment product related decisions for companies. Using our proprietory technology, called Deep Product Learning, the platform enables our customers to achieve the following in an accelerated and automated fashion.

- Market research

- Product design

- Product management

- Marketing and merchandising

- Competitive analysis

Kind of questions Commerce.AI can help answer for our business customers just in few seconds all within single platform.

For brands:

- Which new product should we build next?

- How big is the market for a new product?

- Which products are new, trending, and competes with the brand?

- What is the #1 reason customers buy or don't buy an existing product?

- What is the #1complaint about a product?

- How likely the new complaint convert to product recall?

For retailers:

- Which products to carry or drop based on consumer sentiment?

- How to enhance product content? such as product catalog and marketing campaigns.

- Which new products or brands are trending?

Competitors and Industry

We believe, the largest competitor for Commerce.AI's automated product intelligence is manual product intelligence. We see, company employees spend a countless number of hours manually analyzing unstructured data such as product reviews, discussion forums and focus group survey results in order to build this intelligence.

On the other hand, market research giants such as Nielsen, Forrester, Gartner have an army of analysts conducting similar analysis. These reports lag real-time updates necessary for the modern world.

According to our research, there is no clear leader in the market that we are carving out. We aim to be the gold standard for automated product intelligence.

Current Stage and Roadmap

It is SaaS product. It is live and is actively used by enterprise customers. We are in sales expansion mode. That means we are investing more on sales and marketing activities, which include hiring sales reps, participating in trade-shows, and so on. We will continue to make updates to the product based on 1. features requested by our customers and 2. internal roadmap of features planned by the company. At the same time, we are continously working on activities related to scaling the product to make it cover larger datasets and to make it faster and easier to use. Scaling activity includes, for example, investing in expansion of compute and web infrastructure.

The Team

Officers and Directors

Name: Anand Pandharikar

Anand Pandharikar's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Founder and Director
  Dates of Service: October 04, 2014 - Present
  Responsibilities: CEO responsibilities include fundraising, hiring and customer development. Compensation: CEO has not taken any salary in 2019. Before that, CEO made $52,500.01 in year 2018 and $66,666.60 in 2017.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the security should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the data analytics technology industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The shares that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying non-voting interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

We are an early stage company and have not yet generated any profits

Company was formed on 2014. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Tall Idea Labs (DBA

Commerce.AI) has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Commerce.AI is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Minority Holder; Securities With Voting Rights Granted to CEO By Proxy.
The shares that an investor is buying has voting rights attached to them. However, you have agreed to grant your voting rights to the CEO by proxy and therefore will not be able to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Industry Risk
Like any other company dealing with data, our Company can potentially can face regulatory challenges in the future as regulations of privacy change.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Anand Pandharikar	8,325,000	Common Stock	65.38
Anand Pandharikar	168,067	Preferred Stock	65.38
Purvi Desai (owns 21.34% of Preferred Stock)	647,280	Preferred Stock	4.98

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 535,000 of Common Stock.

Common Stock

The amount of security authorized is 16,165,076 with a total of 9,957,777 outstanding.

Voting Rights

One vote per share.

Material Rights

The current amount of common stock outstanding of 9,957,777 includes 1,675,000 granted but unexercised stock options. In addition, there are 807,299 shares reserved but ungranted for existing stock incentive plans which is not counted towards the amount outstanding.

The voting, dividend and liquidation rights are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock.

Upon liquidation, after payment of all preferential amounts required to be paid to the holders of Preferred Stock, the remaining funds and assets are distributed to the common stock holders on a pro rata basis.

Voting rights for shares sold in this offering.

Investors in this Offering shall appoint by proxy the Chief Executive Officer of the Company (or his or her successor) the right to (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing.

Preferred Stock

The amount of security authorized is 5,400,000 with a total of 3,033,382 outstanding.

Voting Rights

Holders of Preferred Stock shall vote together with holders of Common Stock as a single class on an as-converted basis. Each Preferred Stock holder may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote.

Material Rights

Liquidation preference: entitled to receive an amount per share equal to the greater of (a) original issue price plus any dividends declared but unpaid, or (b) such amount per share as would have been payable had all shares been converted into common stock, before any pay outs to common stock holders.

Dividends: preferred stock holders are entitled to receive dividends according to the number of common stock on an as converted basis.

Conversion:

Optional

At each holder's option, preferred stock holders can convert preferred shares to shares of common stock at a conversion price/ratio of 1:1, subject to certain conversion price adjustments due to special events.

Mandatory

In the event of a firm-commitment underwritten IPO, or upon the date and time of an occurence or event specified by the Requisite Holders (majority vote of preferred stock outstanding).

What it means to be a minority holder

As a minority holder of common crowdfunding shares of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $827,393.00
  Use of proceeds: Product Development, Go-To-Market, Team
  Date: December 22, 2017
  Offering exemption relied upon: Reg CF and 506(c)

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,409,427.00
  Number of Securities Sold: 1,184,393
  Use of proceeds: Sales Expansion
  Date: July 22, 2019
  Offering exemption relied upon: Regulation D

- **Type of security sold:** SAFE
  Final amount sold: $200,000.00
  Use of proceeds: Product Development, Go-To-Market, Team
  Date: May 10, 2017
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $80,000.00
  Use of proceeds: Product Development, Go-To-Market, Team
  Date: July 06, 2017
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Overall performance:

Company generates revenue from the sale of business to business software. Software is offered as "Software as a service(SaaS)" form, which means software is hosted in cloud and other business pay fees to access our software.

Financial Condition:

Company's performance is a result of its primary objective towards Revenue Growth. And therefore, Profitability Achievement was not planned as a goal in year 2018/19. Company raised financing at the end of 2017, which was deployed in the year 2018 with investment in relatively longer term items such as team development and IP building related to software and the core technology. Company raised another round in 2019 to accelerate sales and marketing.

Revenue:

Revenue more than doubled (146% Y/Y) in 2019/18 compared to 48% in 2018/17. Company's revenue grew to $875K in 2019 from $356K in 2018. A typical SaaS software takes initial few years to build the software and go-to-market infrastructure before exponential revenue growth kicks in (the "Flywheel Effect"). In 2018 and 2019, the company saw the signs of the Flywheel Effect.

Cost of Goods Sold:

Company's Cost of Goods Sold is the cost associated with hosting the software and operations by which it is rendered to our customer. During both 2018 and 2019, company's hosting infrastructure is subsidized by various "Startup Promotions" and therefore low COGS is incurred.

Expenses:

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development. Expenses in 2019 increased to $865,007 from $481,452 in 2018. Approximately $266K of this increase was due to increased compensation and benefits costs due to increased headcount and the rest was due to increased expense in sales and marketing activities.

Historical results and cash flows:

As a typical enterprise software (SaaS) company, focus for initial few years is more on revenue growth, as compared to profit maximization. That means, we may continue to incur losses as a result of continued investment in sales and marketing expansion.

Company has raised additional $1.4 Milion investment Sept/Oct 2019, primarily to increase sales-and-marketing activities. Company is expecting to see increased revenue growth as a result of "Flywheel Effect" described before.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Company has over $1M cash in hand. Also has credit availibility of $50K from Well Fargo bank. Considering this, our operation plan will not signifintly deviate if max is not raised.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We have other funds available to the Company, however raising these new funds will help us accelerate towards next milestone in terms of sales.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Thes funds are not necessary to the viability of the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Around 1.5 years based under our current burn rate and existing capital resources, based on a burn rate of $80K.

How long will you be able to operate the company if you raise your maximum funding goal?

Because the company is has existing capital availalble, if the Company is able to raise the maximum amount, it will last us for about the same amount of time as minimum funding goal, while allowing us to grow at an accelerrated rate.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We are planning to raise funds from venture capitalists towards the end of 2020, depending on the market conditions.

Indebtedness

- **Creditor:** Founder/CEO
  Amount Owed: $71,942.00
  Interest Rate: 0.0%
  Maturity Date: January 01, 2022

Related Party Transactions

- **Name of Entity:** Anand Pandharikar
  Relationship to Company: CEO and Director
  Nature / amount of interest in the transaction: A loan to the company in the amount of $72,000. The outstanding balance as of Dec. 31 is $71,942.
  Material Terms: Maturity Date: January 1, 2022. No interest.

Valuation

Pre-Money Valuation: $25,982,318.00

Valuation Details:

We used "Comparable Company Analysis" approach to determine our valuation.

We looked at recently funded companies in similar space (B2B AI) and similar stage (Series-A).

Affectiva : https://www.crunchbase.com/organization/affectiva

Observe.AI: https://www.crunchbase.com/organization/observe-ai

Nightfall.AI: https://www.crunchbase.com/organization/nightfall-ai

Fiddler.AI: https://www.crunchbase.com/organization/fiddler-labs

Outlier AI: https://www.crunchbase.com/organization/outlier

In addition, we considered the valuation of our previous offering, and the subsequent achievement of a number of major milestones in terms of product-market-fit and signed up a number of large customers following that offering. We set our valuation internally, without a formal-third party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  93.0%
  We will use the proceeds to invest in marketing campaigns to promote our product.

- *Research & Development*
  3.5%
  We will use the proceeds to invest in future research and development for our product roadmap.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  70.0%
  We will divide the proceeds in Sales and Marketing activities. In terms of marketing activities, we will create and launch more marketing campaigns to promote our product.

- *Sales*
  23.0%
  We will divide the proceeds in Sales and Marketing activities. In terms of sales activities, we will use the proceeds to expand our sales operations to attain more enterprise customers.

- *Research & Development*
  3.5%
  Invest in R&D for future product roadmap.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.commerce.ai (https://www.commerce.ai/about).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/commerceai

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Tall Idea Labs, Inc.

[See attached]

TALL IDEA LABS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of Tall
Idea Labs, Inc.
Sunnyvale, CA

We have reviewed the accompanying financial statements of Tall Idea Labs, Inc.(the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Adam J Baker, CPA

Adam J. Baker, CPA
April 14, 2020
Underwood, Minnesota

TALL IDEA LABS, INC.
BALANCE SHEET

	December 31, 2019	December 31, 2018
ASSETS		
Current Assets		
Cash and Cash Equivalents	1,129,232	204,386
Accounts Receivable	-	-
Total Current Assets	1,129,232	204,386
Fixed Assets		
Property, Plant and Equipment, net	-	-
Software Capitalization, net	985,986	678,518
Total Non-Current Assets	985,986	678,518
TOTAL ASSETS	$ 2,115,218	$ 882,904
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities	800	800
Total Current Liabilities	800	800
Non-Current Liabilities		
Notes Payable	71,942	71,942
Total Non-Current Liabilities	71,942	71,942
Total Liabilities	72,742	72,742
Equity		
Common Stock, $0.00001 par value,		
10,000,000 shares authorized, 8,282,777		
issued and outstanding as of December 31,		
2019 and 2018	83	83
Preferred Stock, 3,033,382 shares authorized and outstanding		
as of December 31, 2019:		
1,184,393 shares at $1.19 par value	1,409,428	-
1,490,154 shares at $0.7431 par value	1,107,393	-
358,835 shares at $0.5574 par value	200,000	-
Additional Paid in Capital	203,777	1,552,207
Retained Earnings	(742,128)	(479,358)
Net Income	(136,077)	(262,770)
Total Equity	2,042,476	810,162
TOTAL LIABILITIES & EQUITY	$ 2,115,218	$ 882,904

TALL IDEA LABS, INC.
STATEMENTS OF OPERATIONS

	December 31, 2019	December 31, 2018
Revenue	$ 874,980	$ 356,000
Cost of Revenues	146,050	137,318
Gross Margin	728,930	218,682
EXPENSES		
Advertising and Marketing	153,600	36,300
General and Administrative Expenses	711,407	445,152
Research and Development	-	-
Total Expense	865,007	481,452
Operating Income (Loss)	(136,077)	(262,770)
Non Operating Expenses		
Interest Expense	-	-
Other Income (Loss)	-	-
Total Other Income (Expense)	-	-
Deferred Income Taxes	-	-
Net Income (Loss)	$ (136,077)	$ (262,770)

TALL IDEA LABS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Tall Idea Labs, Inc
Statement of Stockholder's Equity
For Periods 12/31/19

	Common stock		Preferred stock		Additional Paid-in Capital	Accumulate d Earnings	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance at December 31, 2017	8,282,777	83	-	-	1,365,300	(479,358)	886,025
Contribution	-	-	-	-	24,688	-	24,688
Distribution	-	-	-	-	-	-	-
Sharebased Compensation	-	-	-	-	162,219	-	162,219
Net income (loss)	-	-	-	-	-	(262,770)	(262,770)
Balance at December 31, 2018	8,282,777	$ 83	-	$ -	$1,552,207	$(742,128)	$ 810,162
Contribution	-	-	3,033,382	2,716,821	-	-	2,716,821
Distribution	-	-	-	-	(1,466,821)	-	(1,466,821)
Sharebased Compensation	-	-	-	-	118,391	-	118,391
Net income (loss)	-	-	-	-	-	(136,077)	(136,077)
Balance at December 31, 2019	**8,282,777**	**$ 83**	**3,033,382**	**$2,716,821**	**$ 203,777**	**$(878,205)**	**$2,042,476**

TALL IDEA LABS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED DECEMBER 31, 2019 AND DECEMBER 31, 2018

	December 31, 2019	December 31, 2018
Cash flows from operating activities		
Net income	$ (136,077)	$ (262,770)
Depreciation	-	-
Amortization	146,050	88,671
Share based compensation	118,391	162,219
Net cash provided by operating activities:	**128,364**	**(11,880)**
Cash Flows from investing activities		
Property and equipment	-	-
Software development	(453,518)	(508,595)
Net cash used in investing activities	**(453,518)**	**(508,595)**
Cash flows from financing activities		
Net proceeds from note payable	(1,466,821)	-
Net proceeds from equity contribution	2,716,821	24,688
Net cash received from financing activities	**1,250,000**	**24,688**
Net increase (decrease) in cash and cash equivalents	924,846	(495,787)
Cash and cash equivalents at beginning of period	**204,386**	**700,173**
Cash and Cash euivalents at end of period	**$ 1,129,232**	**$ 204,386**

TALL IDEA LABS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED DECEMBER 31, 2019 AND DECEMBER 31, 2018

1.   SUMMARY

Tall Idea Labs, Inc was formed on October 3, 2014 ("Inception") in the State of Delaware. The financial statements of Tall Idea Labs, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Sunnyvale, California.

Tall Idea Labs, Inc. (the Company) is software-as-a-service platform built for businesses. It uses artificial intelligence on various types of unstructured data in order to provide product intelligence for consumer product brands.

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2018, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment will be stated at cost when purchased. Depreciation will be computed primarily using the straight-line method over the estimated useful lives of the assets, which range from 5 to 39 years. Leasehold improvements are amortized over the shorter of the useful life of the related assets or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Capitalized Software

The company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Other intangibles include trademark filing and related attorney fees. Trademark costs are indefinite lived.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Software Capitalization

We capitalize software development costs once technological feasibility is established and we determine that such costs are recoverable against future net sales. Amounts related to software development for which technological feasibility is not yet met are charged as incurred to expense in our statements of operations. Commencing upon product release, capitalized software development costs are amortized to Cost of Revenue in our statements of operations based on the ratio of current gross sales to total projected gross sales.

Income Taxes

Tall Ideas Labs, Inc., is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company has filed all its tax returns from inception trough 2018 and is not currently under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company will recognize revenues primarily from the sale when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Operating Leases

Operating leases relate to office space. Rent expense for operating leases is recognized on a straight-line basis over the term of the lease.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 14, 2020 which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09 *Revenue from Contracts with Customers*. The Company adopted ASU No. 2014-09 on January 1, 2018. There were no adjustments necessary to opening retained earnings/(accumulated deficit).

In November 2015, the FASB issued ASU No. 2015-17, *Balance Sheet Classification of Deferred Taxes*. ASU No. 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. This guidance is effective for the period beginning January 1, 2018. The Company early adopted the provisions of ASU No. 2015-17 during the 2018 year.

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2019. The Company is evaluating the potential impact of adoption of ASU No. 2016-02 on its financial statements, but generally would expect that the adoption of this new standard will result in a material increase in the long-term assets and liabilities of the Company as result of our lease agreements.

3. SOFTWARE CAPITALIZATION

	December 31, 2019		
	Gross Carrying Amount	Accumulated Amortization	Intangible Asset, Net
Software Capitalization	$ 1,269,354	$ 283,368	$ 985,986
Total	$ 1,269,354	$ 283,368	$ 985,986

	December 31, 2018		
	Gross Carrying Amount	Accumulated Amortization	Intangible Asset, Net
Software Capitalization	$ 815,836	$ 137,318	$ 678,518
Total	$ 815,836	$ 137,318	$ 678,518

Amortization expense for the year ended December 31, 2019 and 2018 $146,050 and $88,671, respectively and is reported as cost of revenues on the income statement.

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

We have authorized the issuance of 10,000,000 shares of our common stock with $0.00001 par value. As of December 31, 2019, and 2018, the company issued 8,282,777 shares of our common stock for a value of $83.

5. DEBT

On January 11, 2016, the company entered a promissory note agreement with its founder and CEO, Andy Pandharikar in the amount of $72,000. The loan no interest and the loan mature in 3 years. As of December 31, 2019, and 2018, the outstanding balance of the loan is $71,942 for in both years.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 and 2018 consists of the following:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$(136,077)	$ (90,126)
Stock Compensation Expenses	(118,391)	(1,939)
Valuation Allowance	254,468	92,065
Net Provision for Income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2019 are as follows

As of Year Ended December 31,	2019	2018
Net Operating Loss	$(382,532)	$(246,455)
Stock Compensation Expenses	(269,753)	(151,362)
Valuation Allowance		397,817
Total Deferred tax Asset	$(652,285)	$ -

As of December 31, 2019, the Company had federal net operating loss ("NOL") carryforwards of approximately $267,772 which will begin to expire in 2034. The Company had state NOL carryforwards of approximately $114,760, which will begin to expire in 2034. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and California jurisdictions for each year in which a tax return was filed.

7. COMMITMENTS AND CONTINGENCIES

Operating Leases

The company did not enter into any operating lease agreement.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. RELATED PARTY TRANSACTIONS

On January 11, 2016, the company entered a promissory note agreement with its founder and CEO, Andy Pandharikar in the amount of $72,000. The loan no interest and the loan mature in 6 years. As of December 31, 2019, and 2018, the outstanding balance of the loan is $71,942 for in both years.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 14, 2020, the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





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Commerce.AI

Artificial intelligence to power next generation commerce





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COMMERCE.AI
Self-driving Commerce

$867,348 raised

1,206 Investors	4 Days Left
$2.00 Price per Share	$26M Valuation
Equity Offering Type	$300.00 Min. Investment

INVEST NOW

Website | Sunnyvale, CA | BUSINESS TO BUSINESS | DATA/ANALYTICS

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Commerce.AI is an AI-powered system that sees, reads, and listens to the world's product information with Deep Product Learning technology. This technology helps retailers and brands understand what customers are saying about products at the granular feature level. When the AI starts to understand which product features work well, it can empower humans to do what we are best at: build great products and sell with confidence!

Overview | Team | Terms | Updates 15 | Comments | Follow

Reasons to Invest

- Founder sold his previous startup to Flipkart group, and Flipkart was then sold to Walmart for $16B. Proven team with Stanford, MIT Ph.Ds.
- Paying customers include Walmart, Coca-Cola, Unilever, Chanel, Rakuten, Midea, Netgear, USPS, Cisco, and more.
- $40B business intelligence market growing at CAGR of 26.98%

Bonus Rewards

Get rewarded for investing more into Commerce.AI

$300+

Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this progra

please see the Offering Summary section below.

$600+
Investment
Investor Merch
Invest $600+ and we'll send you wi
Commerce.AI sweatshirt only avail
our StartEngine investor communi

$1,800+
Investment
Viewing Access
Invest $1,800+ and get access to th
company's quarterly overview and
quarterly investor video conferenc
get the Investor Merch reward

$5,400+
Investment
Group Access
Invest $5,400+ and get access to an
intimate call between a limited nu
of investors and our founding tear
get the Viewing Access reward

"We help brands identify the market needs before investing heavily in a product."

THE PROBLEM

Over 80% of consumer products are destined for failure

Each year more than 30,000 consumer products are introduced into the market. They get added to billions of existing products. This leads to a failure rate of 80% — it's harder than ever to break through the noise.

Based on our observation, R & D for new consumer products is expensive and time consuming, so many brands and retailers cannot afford to rely simply on the luck of the draw when it comes to the success of their products. Our research shows that there's simply no sophisticated option for companies to understand the unstructured data which contains thoughts and opinions of consumers at scale.


Explosion Of Unstructured Data In Commerce
45 Quintillion
bytes every day
45,000,000,000,000,000,000
90%
Unstructured
Structured
10%
IDC STUDY

THE SOLUTION

AI can bridge the information gap

Commerce.AI harnesses the power of AI and Big Data to give brands and

corporations the ability to see what works and what doesn't. It uses Deep Product Learning technology to see, read and listen to the world's product information.



E-Commerce sales are surging

As the bulk of retail transactions continue to migrate to online channels, the opportunity for corporations to gain an edge in the digital marketplace is ballooning.

By 2023 the global E-Commerce market will be worth $6.5 T.

In an IDC study it was found that 90 percent of the data in any organization is unstructured (text, voice, images, video), and we believe it is a gold mine for corporations with the capability to parse through this data.



OUR TRACTION

We've already landed multiple multinational partners

Walmart was our first customer in 2016, and since then we've raised a seed round that ended up 7X our escrow target, expanded our core team, and invested in increased sales activity.

Today we've launched sales partnerships with large paying customers such as Cisco, Coca-Cola, Unilever, Chanel, Netgear, Midea, USPS, SC Johnson, and more. We also have over 50+ brands in the pipeline.

Our platform is multilingual which is aiding us as we look to target international markets to continue our growth trajectory.

Some of our **customers**

 

   

 

WHAT WE DO

We build SaaS and API products for brands and retailers

Our self-serve platform leverages private and public data to yield highly specialized and tailored results for our enterprising customers. Simply put: We build the software so that our customers can build the best consumer products

for their market.



HOW WE ARE DIFFERENT

We tap into unstructured data

By making sense of the gobs of unstructured data floating around the digital environment we are able to provide our customers with unprecedented advantage. We have filed multiple patents on our technology and have processed over 22 million data points across 54 categories, 5,232 brands in 9 languages so far.

In internal testing we outperform Google AI in functionality.





Commerce.AI vs. Google AI
Google Cloud Natural Language
COMMERCE.AI
Accuracy benchmarks
Our algorithms are performing better than other state-of-the art technologies (Google AI) and consistent if not better than human performance. For large scale data (which is the reality in today's world), we have surpassed human performance.
State-of-art
Commerce AI
1
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
Precision
Recall
F1 Score
Sentiment Accuracy
Benchmarking conducted by Commerce.AI. Investors are encouraged to independently verify.

OUR TEAM

We're a team of serial entrepreneurs and AI experts

Our founder/CEO's previous startup Fitiquette was acquired by Flipkart group (Myntra). Flipkart group was later acquired by Walmart for $16B. Back in 2016 Andy used his understanding of how vital the implementation of AI could be in this space, and he pitched Commerce.AI to Walmart.

After signing a successful deal with Walmart, Andy was joined by a proven team of AI experts with Ph.D.'s from Stanford and M.I.T.

This team has worked together before and is determined to make AI work for humans.


HOTTEST
Company Award
COMMERCE.AI

WHY INVEST

Proven team, major customers and strong revenue growth

We already have major customers who have used our product and chosen us over our competitors. Our team is experienced and driven, and our revenue is poised to expand over the next few years as we continue to take chunks out of the $40B market.

40Billion
Market



Source

2016

Commerce.AI was born

Andy pitched his core idea behind Commerce.AI to Walmart executives. Received first purchase order from Walmart and Commerce.AI was born. Andy invited Nate and subsequently the rest of the members.

Nov 2016

DeNA

Receives investment from Japan's DeNA

March 2017

Joins Plug and Play accelerator

Commerce.AI joins PnP. Receives investment from Plug and Play ventures

Dec 2017

Raises seed round

Round was oversubscribed by 700%

2018

Builds core technology and product

Finished product development and started signing up large paying customers

2018

Global Expansion

Global Expansion

Started international expansion with offices and customers in Europe, Japan and India

Aug 2019

Pre-A round

Raised another oversubscribed pre-A round

2019

Accelerating growth

Paying customers now include Walmart, Coca-

Nov 2019

Raising Pre-A Extension

Pre-A Extension to accelerate growth

DeNA

Share details about an
important milestone in
your company's
history.

include Walmart, Coca-
Cola, Unilever,
Rakuten, USPS,
Chanel, Midea,
Netgear, Cisco, and
more.

In the Press

InformationAge   HACKERNOON   Dutch IT-channel   readwrite   !CIOOutlook TOP 10 ARTIFICIAL INTELLIGENCE SOLUTION PROVIDERS - 2018   MT MONEYTODAY

Forbes

SHOW MORE

Meet Our Team







Andy Pandharikar

CEO, Founder and Director

*Andy Pandharikar is the CEO, Founder and
Director of Commerce.AI. Before that, Andy
founded Fitiquette based in San Francisco. It
was acquired by Flipkart group. Flipkart was
acquired by Walmart for $16B. Fitiquette
was a Techcrunch Disrupt Finalist from
2012. Andy held various product and
engineering positions at Cisco. He is also a
member of SF Angels Group and has invested
in a number of startups as an angel investor.*

Lu Feng

Co-Founder and Head of Data
Science

*Before joining Commerce.AI founding team,
Lu was a researcher at MIT. She finished her
Ph.D. from MIT. Growing up in a family of
mathematicians, Lu has always been
fascinated by large scale unstructured data.
She is also a prolific writer, writing fiction
since she was 12. These passions attracted
her to Commerce.AI's goal of building a
massive AI platform that understands all the*

Goncalo Gil

Co-Founder and Head of AI

*Goncalo is building AI/Deep Learning for
Commerce.AI. Before finishing his Ph.D from
Stanford, Goncalo has been a successful tech
entrepreneur. He brings in vast expertise in
academic and professional disciplines. He
has worked at the European Space Agency
(ESA), studied fluid dynamics, and
professionally competed to build a predictive
model for the stock market. His keen interest
in photography, combined with a quest to*

He attended M.S. in Management Science and Engineering at Stanford University and an Executive Degree at Harvard Business School. Andy is an outdoor enthusiast, an ultramarathoner, and a certified lead rock climber.

world's products. Lu is also a National Science Foundation Graduate Research Fellow and a Penn State Schreyer Honors Scholar.

build an AI that truly understands images, has resulted in several projects and publications in deep learning.



Nate Orlin

Co-Founder and Head of Engineering

Nate is the Co founder of Commerce.AI. He is responsible for core technology product and all things engineering for the company. Before that he spent four years at IBM building enterprise grade large scale software empowering services related to IBM Watson. He has a deep passion for technology systems and architecture. Before that, he spent time at Cisco where he worked together with Andy. Nate holds BS in Computer Science from Stanford University. He is also a pro gamer and has earned several battle scars which he likes to share only in person!

Offering Summary

Company :	Tall Idea Labs, Inc.
Corporate Address :	440 N Wolfe Rd, Sunnyvale, CA 94085
Offering Minimum :	$10,000.00
Offering Maximum :	$1,070,000.00
Minimum Investment Amount (per investor) :	$300.00

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	5,000
Maximum Number of Shares Offered :	535,000
Price per Share :	$2.00
Pre-Money Valuation :	$25,982,318.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Time-Based Perks:

Super Early Bird

Invest within the first 48 hours and receive 10% bonus shares

Early Bird

Invest within the first 7 days and receive 5% bonus shares

Amount Based Perks*:

Investor Merch ($600+)

Invest $600+ and we'll send you with a Commerce.AI sweatshirt only available to our StartEngine investor community

Viewing Access ($1800+)

Invest $1,800+ and get access to the company's quarterly overview and quarterly investor video conference plus get the Investor Merch reward

Group Access ($5,400+)

Invest $5,400+ and get access to an intimate call between a limited number of investors and our founding team plus get the Viewing Access reward

will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

All perks occur when the offering is completed.

<u>The 10% Bonus for StartEngine Shareholders</u>

Tall Idea Labs, Inc. (DBA Commerce.AI) will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common at $2/ share, you will receive 110 common stock shares, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

(SHOW MORE)

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

$800K Milestone!

18 hours ago

We are seeing awesome momentum, now reaching $800K milestone. Sincere thanks to all the investors. More exciting updates coming soon!

Notice of Funds Disbursement

6 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Commerce.AI has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Commerce.AI be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Commerce.AI joins ANSI/CTA standards committee for AI in Healthcare

8 days ago

In light of the current events, healthcare technology needs automation and AI more than ever before. Working with a select group of companies (including Google, Microsoft & IBM), the Consumer Technology Association & ANSI are developing a set of AI standards in healthcare to create a framework that would, in part, build clinician trust in AI products. Last week, Commerce.AI was invited to join this committee because of its leadership in AI for product innovation. We are looking forward to contributing to the advancements in AI for healthcare.




Invited to join world standards committee for AI in Health Care

Commerce.AI on MarketWatch!

28 days ago

Commerce.AI campaign got featured on MarketWatch!



Commerce.Ai Running Equity Crowdfunding Campaign on StartEngine

Published: Mar 18, 2020 9:01 a.m. ET

Commerce.Ai puts together all of the pieces of the puzzle to deliver a clear picture organization can use to roll out new offerings that resonate with consumers right out of the starting gate. Elements of market research, product design, product management as well as marketing & merchandising are brought together in a cohesive solution that facilitates the successful introduction of a new offering to market.

Presently the company is generating revenue from customers including Walmart, Cisco, Coca-Cola, Unilever, Chanel, Netgear, Midea, The United States Postal Service, SC Johnson with over 50 brands in the pipeline.

Two prior crowdfunding rounds were successfully oversubscribed and the current round is closing soon.

Investors are invited to explore this investment opportunity at - http://bit.ly/2TWYUbt

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Commerce.AI has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Commerce.AI be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Featured in FORBES article!

about 2 months ago

Commerce.AI Featured in Forbes Article.



Forbes

How Product Management And Innovation Jobs Are Being Revolutionized

Andy Pandharikar CEO of Commerce AI said, "We can now process data points from consumers, both internal customer service data as well as external unstructured feedback data, and with AI, extract consumer insights from it. This intelligence is providing previously unimaginable insights to innovation and product management teams. Product managers are not only able to test their hypothesis but are also presented with previously unknown possibilities."

5,706 views | Feb 14, 2020, 10:50am

Notice of Material Change in Offering

2 months ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Commerce.AI offering. Here's an excerpt describing the specifics of the change:

Extended length of campaign.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

ZDNet features Commerce.AI for CES 2020

2 months ago



Commerce.AI was featured in ZDNet AI news and trends for CES 2020.

Notice of Funds Disbursement

2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Commerce.AI has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Commerce.AI be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Commerce.AI got featured!

2 months ago



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Comments (81 total)

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Jeremane Davis `1 INVESTMENT` `INVESTED` 4 hours ago
Andy,please approve new my investment ▯.

Raymond Hooks III `SE OWNER` `4 INVESTMENTS` 17 hours ago
Hello - I invested in your campaign early, which was 3+ months ago. I see that you've gained a lot of traction since then. Can you please explain why the investor traction has increased?

Jeremy Miller `SE OWNER` `9 INVESTMENTS` 21 hours ago
With a $26 million valuation and last year revenue if reading correctly of $356,000, could you explain the valuation? With big name customers like Wal-Mart and others, could you help me understand where this would scale to the next level? I'm just trying to understand as a prospective investor, what are the potential major breakthroughs where you see this company being the next market dominator? Thank you for your time.

Carold Jenkins 2 days ago
Good Afternoon, My name is Carold Jenkins, I am considering investing in your company. I would like to speak with the CEO over the phone, someone understands the numbers part of this because I have some questions about the following: "Balance Sheet, Income Statement, Cash-Flow Statement.

I plan to invest in you all Friday, but there are some questions that I needed to be answered first. My contact is below.

980-213-8742

-Respectfully
Carold Jenkins

Robert Waller 4 days ago
I think Bryan McDaniel has a great question that you haven't answered. How will you compare to trade desk or Shopify? Do you think you can blow them out of the water? Will you be able to compete with them?

Robert Waller 4 days ago
Robert Chapman I'm sorry I hit something that said your comment was inappropiate. I did not intentionally do that.

Robert Waller 4 days ago
I'm very interested in your company. I only have one question. If Walmart was your first customer in 2016 and you started flipkart which you said was later sold for 16 bill to Walmart why didn't they invest in this start up knowing your track record?

Damon Disimone 1 INVESTMENT INVESTED 4 days ago
I invested and received common stock in this new subscription. I am looking forward to speaking with someone from the company once you reach your goal. Can I expect a communication soon?

Jeffrey Harris 5 days ago
Greetings. I have worked in HIT as SME for Chronic Illness Self Mastery and Community Care Coordination. I have had diabetes type 1 for 54 years and that is a driving force behind my interest in apps that leverage patient behavior social barriers, real time physiology, healthcare business hassles, and purchasing trends coupled with interactive role play with AI coach as motivation for compliance and data collection. I see you are joining standards committee and probably know Watson role in healthcare AI. My sense is nobody has gleaned the way fragmentation of complex disease management continues to get in the way of improved health outcomes on individual and population level. I am 63, have paid my dues in Start-ups and have a modest investment capability as I am disabled and retired. That said, if you are considering making a play in chronic disease management you probhave the IP and personnel assets to do very well. Are you headed there? Do you have insurance companies interested in your offering yet? Thanks, good luck.

Robert Chapman SE OWNER 5 INVESTMENTS 5 days ago
Andy, thanks for the response, but I was really asking how much of your revenue is coming from this SINGLE customer? Thanks.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Script for video version 1:

0:00 At Commerce AI, we are building the brain of commerce

0:05 Using deep learning technology, the AI scans the world's product information and consumer opinions...

In the form of text... comments and reviews,

video clips and audio files

Images posted by users

0:26 And processes all of this information, turning noise into signal, to form a cognitive understanding of all the products in the world!

Based on this, the AI creates Decision Agents that automate product-related workflows, helping brands and retailers to:

0:45 Auto-Generate product catalog, using the right words at the right time

0:52 Surface new markets, increasing market share and customer visibility

0:59 Enhance product sentiment, building loyalty and referrals

1:03 Predict product recalls, minimizing returns.

1:07 and track competition

1:10 Workflows such as these currently take weeks or months of manual labor...now, for the first time in history, can be done in seconds!

It's automatic, language agnostic, and infinitely scalable

We are building the true self-driving-commerce.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:34 PM 07/11/2019
FILED 06:34 PM 07/11/2019
SR 20195931263 - File Number 5615494

TALL IDEA LABS, INC.

RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Tall Idea Labs, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify as follows.

1. The name of this corporation is Tall Idea Labs, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on October 3, 2014 under the name Tall Idea Labs, Inc.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

> RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this July 2nd, 2019.

By: ______________________

Anand Pandharikar
Chief Executive Officer

Exhibit A

TALL IDEA LABS, INC.

RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME.

The name of this corporation is Tall Idea Labs, Inc. (the **"Corporation"**).

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware is 1811 Silverside Road, in the City of Wilmington, County of New Castle at Zip Code 19810. The name of its registered agent at such address is Vcorp Services, LLC.

ARTICLE III: DEFINITIONS.

As used in this Restated Certificate (the "Restated Certificate"), the following terms have the meanings set forth below:

"Board Composition" means that for so long as at least 25% percent of the initially issued shares of Preferred Stock remain outstanding:

(a)   the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect one director of the Corporation;

(b)   the stockholders shall elect, by the affirmative vote of a majority of the Preferred Stock and Common Stock, voting together as a single class on an as-converted basis, one independent director (i.e., an individual who at the time of his first election as a director is not (i) an employee or a holder of Common Stock of the Corporation, (ii) a Family Member or Personal Friend of an employee or a holder of Common Stock of the Corporation, or (iii) an employee of a Person Controlled by an employee or a holder of Common Stock of the Corporation); and

(c)   any additional directors shall be elected by the affirmative vote of a majority of the Preferred Stock and Common Stock, voting together as a single class on an as-converted basis.

"*Family Member*" means, with respect to any individual, such individual's parents, spouse, and descendants (whether natural or adopted) and any trust or other vehicle formed for the benefit of, and controlled by, such individual and/or any one or more of them. "*Personal Friend*" means, with respect to any individual, an individual with whom such individual has a pre-existing relationship extending beyond a relationship related to that individual's business or professional activities. "*Control*" (including with correlative meaning, "Controlled by") means (i) with respect to a Person that is a company or corporation, the ownership, directly or indirectly through one or more intermediaries, of more than 50% of the voting rights attributable to the shares of capital stock of that company or corporation and more than 50% of all capital stock of that company or corporation; (ii) with respect to a Person that is not a company or corporation, the ownership, directly or indirectly through one or more intermediaries, of more than 50% of the equity capital of that person and the power to direct or cause the direction of its management and policies. "*Person*" means any individual, corporation, partnership, limited liability company, trust or other entity.

"*Original Issue Price*" means $1.19 per share for the Series A Preferred Stock.

"*Requisite Holders*" means the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

ARTICLE IV: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V: AUTHORIZED SHARES.

The total number of shares of all classes of stock that the Corporation has authority to issue is 21,565,076, consisting of (a) 16,165,076 shares of Common Stock, $0.00001 per share and (b) 5,400,000 shares of Preferred Stock, $0.00001 per share. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, all shares of the Preferred Stock of the Corporation are hereby designated "*Series A Preferred Stock*".

A. COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

2.   **General.** The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Restated Certificate.

3.   **Voting.** The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1. Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1 Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3 Deemed Liquidation Events.

1.3.1 Definition. Each of the following events is a *"Deemed Liquidation Event"* unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 <u>Amount Deemed Paid or Distributed</u>. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation (the "Board").

2. <u>**Voting**</u>.

2.1 <u>General</u>. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

2.2 <u>Election of Directors</u>. The holders of record of the Corporation's capital stock are entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentence may be removed without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

2.3   Preferred Stock Protective Provisions. At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a)   alter the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b)   increase or decrease the authorized number of shares of any class or series of capital stock;

(c)   authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d)   redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(e)   declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(f)   increase or decrease the number of directors of the Corporation;

(g)   liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

3.   **Conversion.** The holders of the Preferred Stock have the following conversion rights (the "*Conversion Rights*"):

3.1   Right to Convert.

3.1.1 <u>Conversion Ratio</u>. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The "***Conversion Price***" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Restated Certificate.

3.1.2 <u>Termination of Conversion Rights</u>. Subject to Section 3.3.1 in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2 <u>Fractional Shares</u>. No fractional shares of Common Stock will be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3 <u>Mechanics of Conversion</u>.

3.3.1 <u>Notice of Conversion</u>. To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock shall surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "***Contingency Event***"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of this Restated Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

           3.3.2   <u>Reservation of Shares</u>. For the purpose of effecting the conversion of the Preferred Stock, the Corporation shall at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, , that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

           3.3.3   <u>Effect of Conversion</u>. All shares of Preferred Stock that shall have been surrendered for conversion as provided in this Restated Certificate shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

           3.3.4   <u>No Further Adjustment</u>. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

           3.4   <u>Adjustment for Stock Splits and Combinations</u>. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Issue Date***" for such series of Preferred Stock) effects a subdivision of the outstanding Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5   Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, in the event a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a)   the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

(b)   the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and there-after such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.6   Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7   Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8   Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation shall provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.10   Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "*Mandatory Conversion Time*"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11   Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4.   **Dividends.** The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock

will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. **Redeemed or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. **Waiver.** Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. **Notice of Record Date.** In the event:

(a) the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. The Corporation shall send the notice at least 10 days before the earlier of the record date or effective date for the event specified in the notice.

8. **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI: PREEMPTIVE RIGHTS.

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII: STOCK REPURCHASES.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors, or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock of the Corporation.

ARTICLE VIII: BYLAW PROVISIONS.

A. AMENDMENT OF BYLAWS. Subject to any additional vote required by this Restated Certificate or bylaws of the Corporation (the "*Bylaws*"), in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B. NUMBER OF DIRECTORS. Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C. BALLOT. Elections of directors need not be by written ballot unless the Bylaws so provide.

D. MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE IX: DIRECTOR LIABILITY.

A. LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the

General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B.   INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C.   MODIFICATION. Any amendment, repeal, or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE X: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. "*Excluded Opportunity*" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "*Covered Person*"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

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